TAHOE REPORTS STRONG 2017 FINANCIAL RESULTS AND UPDATES 2018 AND MULTI-YEAR GOLD GUIDANCE

VANCOUVER, British Columbia – February 22, 2018 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO, NYSE: TAHO) today announced solid financial and operating results for the fourth quarter and twelve months ended December 31, 2017. The Company’s balance sheet remains strong, with cash and cash equivalents of $125.7 million at December 31, 2017 and very little debt.

Ron Clayton, President and CEO of Tahoe, commented: “Tahoe achieved record gold production of 445,900 ounces in 2017, realizing the high end of its annual gold production guidance range of 400,000 to 450,000 ounces. The strong gold production for the year was driven primarily by La Arena. The outstanding performance from the gold business in 2017 underscores the increasingly meaningful contribution of the gold segment to the overall financial performance of the Company. Despite the challenges in Guatemala during the second half of 2017, I am very pleased to report earnings of $81.8 million for the year, or $0.26 per share. Looking forward, I expect 2018 will be a pivotal year for the Company. We remain optimistic that based on legal precedent, the Guatemalan Constitutional Court will issue a favorable ruling reinstating the Escobal mining license. We are focused on a positive resolution at the Casillas roadblock, located 16 kilometers from the mine, which, in conjunction with a favorable court ruling, will put us in position to resume operations at Escobal. In the meantime, we are executing on our strategy to complete our two near-term development projects in Canada and Peru by late summer, which will position us to achieve our target of 500,000 ounces of gold production in 2019."

Key Financial and Operating Results

$ millions unless otherwise indicated	Q4 2017	Q4 2016	2017	2016
Revenue	$117.7	$189.4	$733.6	$784.5
Earnings (loss) and total comprehensive income (loss)(4)	$(18.0)	$0.3	$81.8	$117.9
Earnings (loss) per share	$(0.06)	$—	$0.26	$0.41
Adjusted earnings (loss)(1)(4)	$(17.7)	$18.4	$84.0	$180.4
Cash provided by operating activities	$18.1	$107.8	$234.3	$249.5
Cash provided by operating activities before changes in working capital	$24.0	$74.7	$287.0	$385.9

Silver production (moz)	—	4.8	9.9	21.3
Gold production (koz)	105.8	119.9	445.9	385.2
Total cash cost per silver oz produced ($/oz)(1)(2)	$—	$6.48	$6.15	$5.84
AISC per silver oz produced ($/oz)(1)(2)	$—	$9.76	$8.91	$8.06
Total cash cost per gold oz produced ($/oz)(1)(2)	$648	$594	$641	$620
AISC per gold oz produced ($/oz)(1)(2)	$1,033	$945	$973	$943
Sustaining capital (incl. capitalized drilling)	$32.1	$41.9	$124.0	$118.4
Project capital	$29.9	$19.2	$99.1	$93.0
Exploration expense	$3.9	$6.9	$18.5	$14.4
Corporate G&A(3)	$11.0	$9.5	$45.8	$47.5
Weighted average shares outstanding (basic, in millions)	313.19	311.65	312.80	289.73

(1)	See “Cautionary Note on Non-GAAP Financial Measures” at the end of this press release.
(2)	Total cash costs and AISC are presented net of by-product credits; costs per ounce silver are through June 30, 2017 as cessation of mining activities occurred in June at the Escobal mine.
(3)	Corporate G&A includes non-cash, stock-based compensation.
(4)	Includes adjusted depreciation for Peru mines. See segmented operational results in MD&A.

Q4 2017 Summary & Highlights:

Strong operating and financial results from gold segments – Q4 2017 gold production totaled 105.8 thousand ounces. Production and costs in Q4 2017 reflected strong results at all of the Company’s gold mines, with total cash costs and AISC of $648 and $1,033 per ounce, respectively.

Q4 2017 earnings were impacted by Escobal and a one-time non-cash depreciation charge – Q4 2017 earnings were negatively impacted by the cessation of mining activities at the Escobal mine which resulted in no material revenue for the quarter from the mine and care and maintenance costs of $11.1 million ($0.04 per share) and a one-time pre-tax $11 million cumulative adjustment ($0.04 per share) during the quarter to true-up the depletion related to the purchase price on the acquisition of the Peruvian mines in 2015. Except for these items, reported earnings for the quarter would have been positive on the strength of the gold segment alone.

Near-term expansion projects remain on time and in-line with guidance – Both major expansion projects - the Shahuindo crushing and agglomeration expansion and the Bell Creek shaft project - remained on track during the quarter and within their respective estimated total project spend of $80 million each.

2017 Summary & Highlights:

Record gold production of 445.9 thousand ounces – The Company achieved record gold production of 445.9 thousand ounces in 2017, achieving the high end of the annual gold production guidance range of 400,000 to 450,000 ounces, which was revised upward in September 2017. The strong gold production for the year was driven primarily by La Arena in Peru, which exceeded its guidance due to on-going positive mine plan reconciliation with both higher grade and additional ore tonnes mined. The outstanding performance from the gold business in 2017 underscores the increasingly meaningful contribution of the gold segment to the overall financial performance of the Company.

Gold operations met or exceeded 2017 revised guidance including lower costs

$ millions unless otherwise indicated	Initial 2017 Guidance	Revised 2017 Guidance	2017 Year-end Actual
Gold Production (koz)	375 - 425	400 - 450	445.9
Total cash cost per gold oz produced ($/oz)(1)(2)	$700 - 750	$650 - 700	$641
AISC per gold oz produced ($/oz)(1)(2)	$1,150 - 1,250	$1,050 - 1,150	$973
Sustaining Capital (incl. capitalized drilling)	$125 - 137	$100 - 135	$124
Project Capital	$150 -175	$100 - 115	$99
Exploration Expense	$35 - 43	$14 - 20	$19
Corporate G&A(3)	$45 - 55	$45 - 55	$46

(1)	See “Cautionary Note on Non-GAAP Financial Measures” at the end of this press release.
(2)	Total cash costs and AISC are presented net of by-product credits.
(3)	Corporate G&A includes non-cash, stock-based compensation.

Silver production reflects suspension at Escobal – The Company produced 9.9 million ounces of silver during 2017 at total cash costs of $6.15 per silver ounce and all-in sustaining costs of $8.91 per silver ounce. Silver production reflects the impact of the Escobal suspension, where no production has been recorded since July 2017.

Positive cash flow and earnings – Cash flow provided by operating activities before changes in working capital totaled $287.0 million for 2017, despite the ongoing suspension at Escobal in Guatemala. The Company generated positive earnings of $81.8 million, or $0.26 per share, for 2017. Earnings reflected the impact of the suspension at the Escobal mine, where no material revenues have been recorded since July 2017, and $24.9 million ($0.08 per share) in care and maintenance costs have been incurred during the second half of the year.

Shahuindo expansion remains on track – Construction of leach Pad 2B continued in Q4 2017 as planned and is scheduled to be placed into production in Q3 2018. Commissioning of the 12,000 tpd crushing and agglomeration circuit was substantially completed in early February 2018 and the production ramp-up was initiated. Construction of the 24,000 tpd circuit has begun with commissioning of the full 36,000 tpd plant scheduled for mid-year 2018. Of the $80 million guidance for the crushing and agglomeration circuit, approximately $48.8 million has been spent through December 31, 2017. The project remains on schedule and within guidance.

Bell Creek shaft expansion in-line with guidance – The Bell Creek shaft project remains on track for commissioning in mid-year and on track with its $80 million budget. Excavation of the third and final pilot raise from the shaft bottom is complete and slashing of this raise to the final dimensions has begun. Pilot raises for the underground ore and waste bins are complete and slashing of the raises is underway. Surface construction is focused primarily on the hoist room and headframe. Mechanical installation of the hoists started in early February and the headframe civil work is progressing with a projected start of steel installation by the end of Q1 2018. Of the $80 million guidance for the Bell Creek shaft project, approximately $51.6 million has been spent to December 31, 2017. The project remains on schedule and within guidance.

Strong cash position with $125.7 million at year-end – Despite the on-going interruption of mining operations at Escobal, Tahoe ended the year with cash and cash equivalents of $125.7 million.

Strengthened Financial Position with Amended $175 Million Revolving Credit Facility

On February 16th 2018, the Company closed its revised revolving credit facility with its bank syndicate. The Company now has access to a $175 million revolving credit facility plus a $25 million accordion feature, for total access of $200 million in capital. The revised facility matures on July 19, 2021. This facility is structured on the strength of Tahoe’s gold business alone, and access to the facility does not rely on, nor have covenants related to, the operation of Escobal. The Bank of Nova Scotia and HSBC Securities (USA) Inc. are the co-leads for the facility.

In addition, on February 20, 2018, the Company repaid the $35 million in debt in Peru that was due on April 9, 2018 from existing cash balances. Subsequent to this repayment, the company has no debt outstanding and approximately $8 million in capital leases.

2018 Gold Guidance and Long-term Outlook

Tahoe Resources’ gold guidance for 2018 and multi-year gold outlook is provided below. While Tahoe expects the Guatemalan Constitutional Court to rule in favor of reinstating the Escobal mining license based on existing legal precedent, the Company will not be providing guidance or long-term outlook for silver production or costs until steady operations at Escobal resume and the export credential is issued.

2018 Gold Guidance by Mine

	Production (gold - koz)		Cash Costs ($/oz)		All-in Sustaining Costs ($/oz)		Project Capital ($ millions)		Sustaining Capital ($ millions)		Exploration ($ millions)
	Low	High	Low	High	Low	High	Low	High	Low	High	Low	High
La Arena	160	185	650	700	950	1,050	—	—	35	40	1	2
Shahuindo	80	110	750	800	1,050	1,100	80	100	15	20	8	10
Timmins Mines	160	175	800	850	1,050	1,150	45	50	40	55	6	12

Gold total	400	475	725	775	1,000	1,100	125	150	90	115	15	25

(1)	See “Cautionary Statement on Forward-Looking Information” and “Cautionary Note on Non-GAAP Financial Measures” in this press release.
(2)	All per ounce costs are based on gold ounces recovered.
(3)	The top end of the gold production range includes approximatively 5 thousand ounces from Escobal.
(4)	Numbers may not calculate due to rounding.

Key Highlights for 2018 Guidance:

•

2018 gold production guidance has shifted downward by 25,000 ounces at either end of the range compared to the initial 2018 guidance provided in January 2017. This change reflects the higher risk of the growth profile related to the timing of the commissioning of the Bell Creek shaft project mid-year and the ramp up of the Shahuindo expansion to 36,000 tonnes per day by the end of 2018. 2018 guidance is also impacted by the initial 144 Gap Mineral Reserve estimate issued on September 21, 2017 which, although increasing the Proven and Probable Mineral Reserves at the Timmins West Mine from 233,000 to 738,000 ounces of gold, was at a lower grade than expected.

•

The production forecasts at Shahuindo and Timmins are weighted to the second half of 2018, with the commissioning of the complete crushing and agglomeration circuit at Shahuindo and the Bell Creek shaft expected to begin in the third quarter. The operational ramp up to 36,000 tpd and the completion of the Shahuindo expansion is expected by the end of 2018. Production at La Arena is also weighted in the second half of the year.

•

2018 will be a transition year and the Company anticipates seeing higher total cash costs in 2018 than we saw in 2017 at a range of $725 to $775 per ounce. This increase is being driven by the lower grade in the 144 Gap deposit, along with more ounces coming from Shahuindo, both of which have higher cost profiles than La Arena. As expected, the lower cost La Arena will make up a smaller proportion of total production in 2018 than in previous years which will also impact costs. Tahoe is continuously focused on finding ways to increase the profitability of all its mines and lower costs, however this focus is a priority in 2018 at the Timmins operations given the lower grade profile.

•

Higher unit costs per ounce of gold produced in 2018 are expected as a result of lower anticipated production levels at La Arena, the increased proportion of production from Shahuindo, as well as a stronger forecasted Canadian dollar impacting the Timmins operations.

•

2018 reflects peak project capital expenditure levels to complete the two near-term expansion projects - with the Shahuindo expansion (including the 36,000 tpd crushing and agglomeration plant) accounting for approximately 65% of the total and the remainder the Bell Creek shaft project. Project capital at the Shahuindo expansion is associated with the completion of the crushing and agglomeration plant, process plant expansion, leach Pad 2B (stated as sustaining capital in previously issued guidance), waste dumps and the power substation. Project capital in Canada relates primarily to the Bell Creek shaft and tailings pond expansion. Approximately $60 million in project capital was deferred from 2017 and is now expected to be spent in 2018. Despite this shift in timing of spending, both projects remain within their original guidance.

•

Sustaining capital expenditures in 2018 are targeted at $90 to $115 million for the gold operations. Canada will account for approximately 45% of total gold sustaining capital expenditures in 2018, while La Arena is approximately 30%. A significant proportion of these expenditures relate to the underground drilling and development in Canada, as well as leach pad and waste dump construction at La Arena.

•

Exploration expenses (excluding capitalized drilling in the mines) are anticipated to be between $15 and $25 million in 2018, including drilling programs designed to expand Mineral Resources at existing operations and to advance longer-term projects in Canada and Peru.

2018 gold cost guidance was calculated based on certain commodity and currency assumptions. The table below includes a sensitivity of the impact of a change in these assumptions on total cash costs and all-in sustaining costs:

	2018 Guidance	Change (+/-)	Impact (+/-)
Commodity assumptions
Silver ($/oz)	$17.50	$1.00/oz	nil

Diesel (US$/gal)	$2.40	10%	$6/oz gold
Currency assumptions
CAD/USD	$1.20	1%	$9/oz gold
Peruvian sol/USD	3.3	1%	$2/oz gold

Long-term outlook

As outlined below, the Company is on track to achieve annual gold production of over a half million ounces in 2019. At that time, total cash costs net of by-product credits and all-in sustaining costs per ounce of gold produced are also projected to improve.

Multi-Year Gold Guidance

	2018	2019	2020
Gold ounces produced (000’s)	400-475	500-550	500-550

Total cash costs per ounce gold produced net of by-product credits	$725-775	$650-700	$650-750
All-in sustaining costs per ounce gold produced net of by- product credits	$1,000-1,100	$950-1,050	$900-1,000

Total corporate G&A ($millions)	$45-55	$45-55	$45-55
Exploration ($millions)	$15-25	$15-25	$15-25
Sustaining capital - gold ($millions)	$90-115	$100-125	$80-100
Project capital ($millions)	$125-150	$50-70	$0-10

(1)	See “Cautionary Statement on Forward-Looking Information” and “Cautionary Note on Non-GAAP Financial Measures” in this press release.
(2)

Commodity and currency price assumptions used in the calculation of 2019 and 2020 guidance are the same as those used in the calculation of 2018 guidance. Refer to the “2018 Guidance by mine” section of this press release.

(3)	The top end of the gold production range includes approximately 5,000 ounces from Escobal in 2018.
(4)	All per ounce costs are based on gold ounces recovered.
(5)	Guidance does not include inflation adjustments.

Key Highlights for Long-term Outlook:

•

The Company anticipates that a favorable Constitutional Court ruling would enable it to resume operations at the Escobal mine and that, over a period of 3 to 6 months, it will be able to ramp up its annual silver production to 2014-2016 levels.

•

The Company’s goal is to reach and sustain 18-21 million ounces of silver production and 500-550 thousand ounces of gold production annually. Meeting this goal for gold production depends on exploration success in delivering additional resources and reserves to replace those mined annually.

•

Sustaining capital expenditures for the gold segment are targeted at $90 to $115 million for 2018, $100 - $125 million in 2019 and $80 to $100 million in 2020. Once production is restored to normal levels at the Escobal mine, the Company anticipates annual sustaining capital expenditures for the silver segment targeted at $30 to $40 million.

•

Although Tahoe expects to continue its evaluation of the La Arena II project with the intent of advancing the project to the prefeasibility or feasibility stage at the appropriate time, the timeline and estimated capital required to progress the project to the next stage are under review. As such, no additional spending has been considered in the multi-year guidance. Until the Company decides to commence the development of any significant new projects, growth capital expenditures will be substantially complete in 2019.

•

Exploration expenditures are likely to remain between $15 and $25 million annually over the next two years as the Company works to advance its exploration targets to increase gold Mineral Resources and to convert existing gold Mineral Resources into Mineral Reserves. With exploration programs being largely success driven, future expenditure targets will be developed following completion of 2018 drilling programs.

Mineral Resources and Mineral Reserves Update

On February 15, the Company released updated Mineral Resources and Mineral Reserves effective January 1, 2018, including updated resources for the La Arena II project and increased resources and reserves at Shahuindo that resulted from exploration successes at the La Chilca, San Jose, San Lorenzo and El Sauce areas proximal to the current Shahuindo pit. The Company's updated Mineral Reserves and Mineral Resources are summarized by the following tables:

TOTAL MINERAL RESERVES AS OF JANUARY 1, 2018
Reserve Classification	Gold (koz)	Silver (koz)	Copper (mlbs)	Lead (ktonnes)	Zinc (ktonnes)
Proven	1,356	54,288	0	26	44
Probable	2,366	233,345	0	170	276
Proven + Probable	3,721	287,633	0	196	320

TOTAL MINERAL RESOURCES AS OF JANUARY 1, 2018
Resource Classification	Gold (koz)	Silver (koz)	Copper (mlbs)	Lead (ktonnes)	Zinc (ktonnes)
Measured	3,101	74,911	1,279	33	58
Indicated	10,904	327,642	4,511	224	369
Measured + Indicated	14,005	402,552	5,790	256	427
Inferred	8,816	57,726	349	4	8

(1)	Totals may not sum due to rounding.
(2)	Please refer to the Technical Disclosure of this press release for inputs and assumptions used for the Mineral Resource and Mineral Reserve estimates for each deposit.

For full details, please refer to the February 15, 2018 press release and available on the Company’s website at www.tahoeresources.com. Details of Mineral Resource and Mineral Reserve estimates for each operating mine and for each exploration/development project are included in the Technical Information section of this press release and in the MD&A.

La Arena II Preliminary Economic Assessment

On February 20th, the Company released a new NI 43-101 technical report for the La Arena property which includes an update of the existing La Arena Mine oxide gold heap leach operation and a Preliminary Economic Assessment (“PEA”) of the La Arena II copper-gold porphyry project.

Tahoe expects to continue its evaluation of the La Arena II project with the intent of advancing the project to the prefeasibility or feasibility stage at the appropriate time. The timeline and estimated capital required to progress the project to the next stage are under review by management. The project will be evaluated in the context of existing operations and pipeline opportunities. Tahoe intends to progress the project responsibly and to maximize value for its shareholders.

For full details, please refer to the February 20, 2018 press release and the NI 43-101 technical report which is available on the Company’s website at http://www.tahoeresources.com/operations/la-arena-mine/ and on SEDAR at www.sedar.com and EDGAR (www.sec.gov).

UN Global Compact and 2018 CSR Initiatives

On February 5, 2018, Tahoe announced that it has joined the United Nations Global Compact (UNGC), the world’s largest corporate sustainability initiative. As an official participant of the UNGC, Tahoe joins other international businesses, including a number of industry-leading mining companies, in committing to align its strategies and operations with the ten principles of the UNGC on human rights, labor, environment and anti-corruption, and take actions that advance these societal goals. As part of its commitment, Tahoe will make the UN Global Compact and its principles part of the strategy, policy, culture and day-to-day operations of the company, and continue to engage collaboratively on programming that advances the UN Sustainable Development Goals. Tahoe will also participate in the Global Compact’s Canada Local Network to work with other companies, with the aim to scale the impact of sustainability efforts on a global level.

Guatemala Update

Update on Escobal mining license and export credential - On July 5, 2017, the Company was notified that the Supreme Court of Guatemala issued a temporary decision to provisionally suspend the Escobal mining license of Minera San Rafael ("MSR") in response to an action brought by CALAS, an anti-mining NGO, against the Ministry of Energy and Mines (“MEM”). On September 10, 2017, the Guatemalan Supreme Court issued a definitive decision that reinstated the Escobal mining license. The ruling also ordered MEM to consult with the Xinka indigenous communities within certain geographic areas within 12 months. The ruling allows Escobal to restart operations immediately and to continue to operate during the consultation process. Although Tahoe believes that MEM complied with ILO Convention 169 before it issued the Escobal license, it will fully support MEM in any of its future indigenous engagement to the extent permitted.

CALAS and other interested parties appealed the Supreme Court's decision reinstating the Escobal mining license to the Constitutional Court, the highest court in Guatemala, which heard the matter on October 25, 2017. According to Guatemalan law, the Constitutional Court was required to have issued its ruling within 5 calendar days of the public hearing, however, the Constitutional Court has yet to rule.

In June 2017, the Company filed its annual request to renew the export credential with MEM. However, MEM did not renew the credential because its renewal had become contingent on the Supreme Court's reinstatement of the Escobal mining license. The credential therefore expired in August 2017. After the Supreme Court reinstated the mining license in September 2017, MEM publicly stated to local press that the export credential could be legally renewed. However, contrary to such public declaration, in December MEM indicated in a written communication to MSR that it will not renew the credential given the pending ruling from the Constitutional Court. The Company expects that MEM will renew the export credential upon a favorable ruling of the Constitutional Court on the appeal reinstating the license.

Update on Guatemala Road Block - Since June 7, 2017, a group of protesters near the town of Casillas has blocked the municipal road that connects Guatemala City to San Rafael Las Flores and the Escobal mine. Operations were reduced between June 8 and June 19 to conserve fuel and were further curtailed on June 19.

While some of the protestors come from Casillas, which is 16 kilometers from the mine, many more are from outside the municipality. The Company has reason to believe that the blockade is politically motivated and is being substantially funded by anti-mining groups.

MSR representatives have been pursuing engagement with community leaders, indigenous groups, government agencies, and international mediation experts to positive effect. The Company's dialogue process is making headway in bringing communities together with an aim to peaceably resolve the roadblock.

Escobal Workforce Reduction - Tahoe has been committed to maintaining Escobal’s full workforce since the July 5, 2017 mining license suspension. Given the delay and the inability of the Company to resume mining operations, the Company terminated 250 Minera San Rafael employees on January 15, 2018. Prior to the license suspension, Minera San Rafael employed 1,030 people, 97% of whom are Guatemalan and 50% of whom are from the Santa Rosa region.

Despite this difficult decision, Tahoe remains optimistic that based on legal precedent, the Constitutional Court will issue a favorable ruling reinstating the mining license and that Escobal will resume operations. At such time, Tahoe will seek to restore its workforce.

Assuming that the Supreme Court ruling is confirmed by the Constitutional Court and the export credential is renewed, the Company anticipates it will take approximately one month to resume production at Escobal. Once the mine resumes steady operations for a period of time, the Company will seek to establish guidance outlook for Escobal.

Conference Call

Tahoe’s senior management will host a conference call and webcast to discuss the Q4 2017 and year-end 2017 results on Friday, February 23, 2018 at 10:00 a.m. ET (7:00 a.m. PT).

Dial-in:
1-800-319-4610 (toll free from Canada and the U.S.)
+1-604-638-5340 (from outside Canada and the U.S.)

The webcast will be available on the Company’s website at http://www.tahoeresources.com/investor-relations/ as will a recording of the call later in the day. Complete financial results for Q4 2017 and year-end 2017 including the Company’s management discussion and analysis and other filings will be posted on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and on the Company’s website.

The Company has filed its 2017 Annual Report on Form 40-F with the United States Securities Exchange Commission on EDGAR at www.sec.gov/edgar on February 22, 2018. Copies of the Company’s financial statements are available through the Company’s website at www.tahoeresources.com. Hard copies may be requested, free of charge, by emailing investors@tahoeresources.com.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

Qualified Person Statement

Technical information in this press release has been approved by Charlie Muerhoff, Vice President Technical Services, Tahoe Resources Inc., a Qualified Person as defined by NI 43-101.

For further information, please contact:

Tahoe Resources Inc.
Alexandra Barrows, Vice President Investor Relations
investors@tahoeresources.com
Tel: 775-448-5812

TECHNICAL DISCLOSURE

Technical information in this press release has been approved by Charlie Muerhoff, Vice President Technical Services, Tahoe Resources Inc., a Qualified Person as defined by NI 43-101.

Mineral Resource estimates reported herein have been classified as Measured, Indicated or Inferred based on the confidence of the input data, geological interpretation and grade estimation parameters. Mineral Reserve estimates reported herein are based on known inputs that include metallurgical performance, taxation/royalty obligations, geologic and geotechnical characterization, operational costs, and other economic parameters. The company is not currently aware of any known factors that are reasonably likely to have a negative material impact on the Company’s Mineral Resources or Mineral Reserves. The Mineral Resource and Mineral Reserve estimates were prepared in accordance with NI 43-101 and classifications adopted by the CIM Council. Mineral Resources are inclusive of Mineral Reserves.

The basis of the Mineral Resource and Mineral Reserve estimates for the Escobal mine is from Escobal Mine Guatemala NI 43-101 Feasibility Study, dated November 5, 2014 with effective dates of January 23, 2014 for the Mineral Resource estimate and July 1, 2014 for the Mineral Reserve estimate. Mineral Resources and Mineral Reserves reported at January 1, 2018 were calculated by subtracting mine depletion volumes from the Mineral Resource and Mineral Reserve estimates stated in the aforementioned technical report.

The basis of the Mineral Resource and Mineral Reserve estimates for the La Arena mine and the Mineral Resource estimate for the La Arena II project is from Technical Report on the La Arena Project, Peru, dated February 20, 2018 with an effective date of January 1, 2018.

The basis of the Mineral Resource and Mineral Reserve estimate for the Shahuindo mine is from the NI 43-101 Technical Report on the Shahuindo Mine, Cajabamba, Peru, dated January 25, 2016, with effective dates of April 15, 2015 for the Mineral Resource estimate and November 1, 2015 for the Mineral Reserve estimate. Mineral Resources and Mineral Reserves reported at January 1, 2018 were calculated by applying the mine topographic surface at January 1, 2018 to an updated Mineral Resource estimate completed July 1, 2017.

The basis of the Timmins West Mine Mineral Resources and Mineral Reserves is from NI 43-101 Technical Report, Timmins West Mine, Timmins, Ontario, Canada, dated September 20, 2017 with an effective date of May 15, 2017. Mineral Resources and Mineral Reserves for the Timmins West Mine reported at January 1, 2018 were calculated by subtracting mining depletion through the end of 2017 from an updated resource model completed in May 2017.

The basis of the Mineral Resource and Mineral Reserve estimates for the Bell Creek mine is from NI 43-101 Technical Report, Updated Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada, dated March 27, 2015 with an effective date of December 31, 2014. Mineral Resources and Mineral Reserves reported at January 1, 2018 were calculated by subtracting mining depletion through the end of 2017 from an updated resource model completed in May 2017.

The Mineral Resource estimate for the Whitney project is from Technical Report and Resource Estimate on the Upper Hallnor, C-Zone, and Broulan Reef Deposits, Whitney Gold Property, Timmins Area, Ontario, Canada, dated February 26, 2014 with an effective date of January 14, 2014.

The Mineral Resource estimate for the Gold River project is from Technical Report on the Update of Mineral Resource Estimate for the Gold River Property, Thorneloe Township, Timmins, Ontario, Canada, dated April 5, 2012 with an effective date of January 17, 2012.

The Mineral Resource estimate for the Juby project is from Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario, dated February 24, 2014 with an effective date of February 24, 2014.

The Mineral Resource estimate for the Fenn-Gib project is from Fenn-Gib Resource Estimate Technical Report, Timmins Canada, dated December 23, 2011 with an effective date of November 17, 2011.

The Marlhill Mineral Resource estimate is from Technical Report on the Marhill Project, Hoyle Township, Timmins, Ontario, Canada, dated March 1, 2011 with an effective date of March 1, 2011.

The Vogel/Schumacher Mineral Resource estimate is from Technical Report on the Initial Mineral Resource Estimate for the Vogel/Schumacher Deposit, Bell Creek Complex, Hoyle Township, Timmins, Ontario, Canada, dated June 14, 2011. The effective date of the Mineral Resource estimate is May 2, 2011.

Escobal Mine

The Escobal Mine is an underground silver-gold-lead-zinc mine with mineral recovery by differential flotation producing precious metal-rich lead concentrates and zinc concentrates. The mine is located in southeast Guatemala, approximately 40 kilometres east-southeast of Guatemala City and 2 kilometres east of the town of San Rafael las Flores in the Department of Santa Rosa. Mining at Escobal is done by transverse longhole stoping methods with lesser longitudinal longhole stoping. The nominal production rate at the Escobal Mine is 4,500 tonnes/day.

The Mineral Resource estimate for the Escobal Mine, as of January 1, 2018, is summarized below:

ESCOBAL MINERAL RESOURCES
Classification	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (Moz)	Gold (koz)	Lead (kt)	Zinc (kt)
Measured	4.8	374	0.33	0.68	1.20	58	51	33	58
Indicated	36.3	271	0.29	0.62	1.02	317	337	224	369
Measured + Indicated	41.1	283	0.29	0.62	1.04	375	388	256	427
Inferred	1.9	180	0.90	0.22	0.42	11	54	4	8

(1)	Totals may not sum due to rounding.

Mineral Resources are reported using a 100 g/t silver-equivalent cut-off grade. Silver-equivalent calculated using metal prices of $20.00/oz silver, $1,300/oz gold, $1.00/lb lead and $1.10/lb zinc. The Escobal Mineral Resource estimate at January 1, 2018 was calculated by subtracting mine depletion volumes (tonnes and contained metal) from the Mineral Resource estimate stated in the Escobal Feasibility Study.

The Mineral Reserve estimate for the Escobal Mine, as of January 1, 2018, is summarized below:

ESCOBAL MINERAL RESERVES
Classification	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (Moz)	Gold (koz)	Lead (kt)	Zinc (kt)
Proven	2.5	486	0.42	1.02	1.75	40	34	26	44
Probable	22.1	316	0.34	0.77	1.25	225	244	170	276
Proven + Probable	24.7	334	0.35	0.79	1.30	264	278	196	320

(1)	Totals may not sum due to rounding.

Mineral Reserves as of January 1, 2018 were calculated by applying an updated mine plan to the Mineral Resource estimate stated in the Escobal Feasibility Study taking into account mining depletion through the end of 2017.

Cut-off grades to define the January 1, 2018 Mineral Reserves were calculated from the NSR value of the resource model blocks contained within the life-of-mine plan minus the production cost to account for variability in mining method and metallurgical response. Metal prices used to determine the NSR value are $20.00/oz silver, $1,300/oz gold, $1.00/lb lead and $1.10/lb zinc. Actual mining, processing and general and administrative (G&A) costs, metallurgical performance and smelter contract rates from the Escobal Mine were used to derive operating costs used in the reserve calculation.

Proven and Probable Mineral Reserves include approximately 33% dilution that takes into account internal and external mining dilution and dilution from paste backfill where applicable. Subeconomic material internal to the stope designs and external mining dilution account for approximately 30% of the dilution total and paste backfill dilution accounts for about 3% of the dilution total. Mineral Resources within the mine plan classified as Inferred have been given metal grades of zero for the calculation of Mineral Reserves.

La Arena Mine

The La Arena Mine is an open pit, run-of-mine heap leach oxide gold mine located in northern Peru, 480 kilometres north-northwest of Lima, Peru, in the Huamachuco District, Department of La Libertad. The current mining rate is approximately 45,000 tonnes of ore per day.

The Mineral Resource estimate for the La Arena Mine, as of January 1, 2018, is summarized below:

LA ARENA MINE MINERAL RESOURCES
Material Type	Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Oxide	Measured	0.3	0.38	3.3
	Indicated	49.6	0.40	640.2
	Measured + Indicated	49.9	0.40	643.5
	Inferred	0.4	0.32	4.3

(1)	Totals may not sum due to rounding.

The oxide resource is reported at a cut-off grade of 0.10 g/t Au within an optimized undiscounted cash flow pit shell using a metal price of $1,400/oz Au and actual costs experienced at the La Arena Mine. The La Arena Mine Mineral Resource estimate at January 1, 2018 was calculated by applying the mine topographic surface at January 1, 2018 to an updated Mineral Resource estimate completed in mid-year 2017.

The Mineral Reserve estimate for the La Arena Mine, as of January 1, 2018, is summarized below:

LA ARENA MINE MINERAL RESERVES
Material Type	Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Oxide	Proven	0.3	0.38	3
	Probable	43.7	0.40	565
	Proven + Probable	44.0	0.40	568

(1)	Totals may not sum due to rounding.

Oxide Mineral Reserves for the La Arena Mine are reported at a 0.10 g/t gold cut-off grade and have been constrained to the final pit design based on an optimized pit shell using $1,200/oz gold and actual operating costs incurred. The Mineral Reserves were calculated from Measured and Indicated oxide Mineral Resources. As the resource block model is a diluted block model, no additional dilution or mining losses were applied. The life-of-mine strip ratio is 1.9 (waste:ore).

Shahuindo Mine

The Shahuindo Mine is an open pit heap leach oxide gold operation which is currently in production. The mine is located in northern Peru, approximately 970 kilometers by road north-northwest of Lima. The life-of-mine mining schedule at the Shahuindo Mine consists of mining higher grade starter pits providing run-of mine material to the leach pads through mid-2018; after which, the mine plan is designed to deliver ore to a crushing and agglomeration circuit with lesser amounts of run-of-mine material delivered directly to the leach pads. The average mining rate in 2017 was approximately 17,800 tonnes of ore per day, with an average of 14,900 tonnes of ore per day placed on the leach pads. Over the course of the next two years, mining is projected to ramp up to a nominal 36,000 tonnes of ore per day.

The Mineral Resource estimate for Shahuindo, as of January 1, 2018, is summarized below:

SHAHUINDO MINERAL RESOURCES
Material Type	Classification	Tonnes (M)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Oxide	Measured	89.1	0.47	5.9	1,358	16,807
	Indicated	67.6	0.42	5.1	921	11,122
	Measured + Indicated	156.7	0.45	5.5	2,278	27,929
	Inferred	13.4	0.41	4.5	177	1,925
Sulfide	Inferred	97.4	0.74	14.4	2,323	45,055
All Material	Measured	89.1	0.47	5.9	1,358	16,807
	Indicated	67.6	0.42	5.1	921	11,122
	Measured + Indicated	156.7	0.45	5.5	2,278	27,929
	Inferred	110.8	0.70	13.2	2,500	46,980

(1)	Totals may not sum due to rounding.

The Shahuindo Mineral Resources are reported using a gold cut-off grade for oxide material of 0.15 g/t. Oxide resources are reported within a $1,400/oz gold optimized pit shell. The sulfide Mineral Resources at Shahuindo are classified entirely as Inferred due to limited metallurgical characterization and wider drill spacing than in the oxide portion of the deposit. There have been no economic or mining studies of the sulfide portion of the Shahuindo deposit completed to date; the Inferred sulfide Mineral Resource is reported at a 0.5 g/t gold-equivalent cut-off grade using a silver-to-gold ratio of 80.

The Mineral Reserve estimate for Shahuindo, as of January 1, 2018, is summarized below:

SHAHUINDO MINERAL RESERVES
Material Type	Classification	Tonnes (M)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Oxide	Proven	77.9	0.48	5.9	1,203	14,756
	Probable	49.9	0.44	5.2	704	8,384
	Proven + Probable	127.8	0.46	5.6	1,907	23,140

(1)	Totals may not sum due to rounding.

Oxide Mineral Reserves were reported at a 0.18 g/t gold cut-off grade and have been constrained to the final pit design based on an optimized pit shell using $1,200/oz gold and actual operating costs incurred. The Mineral Reserves were calculated from Measured and Indicated oxide Mineral Resources only and include 5% dilution and mining losses of 2%. The life-of-mine strip ratio is 1.1 (waste:ore). There are no sulfide Mineral Reserves reported for Shahuindo.

In 2017, exploration drilling focused on identification of mineralized zones peripheral to the current Shahuindo pit with the potential to contribute to an expansion of the Mineral Resources and Mineral Reserves. A total of 17,500 metres were drilled during the year testing the San José, San Lorenzo, San Jose and La Chilca near-pit targets exploration success at these proximal targets replaced gold ounces produced in 2017 and added approximately 50 thousand additional gold ounces to the 2018 Mineral Reserve.

Timmins West Mine

The Timmins West Mine is an underground gold mine located approximately 19 kilometres west of the city of Timmins, Ontario and is comprised of the Timmins, Thunder Creek and 144 Gap deposits. Production comes from a combination of ore development and transverse and longitudinal longhole stoping. In 2017, the average mining rate at the Timmins West Mine was approximately 2,800 tonnes of ore per day. Ore from the Timmins West Mine is trucked to the Company’s Bell Creek Mill for processing.

The Mineral Resource estimate for the Timmins West Mine, as of January 1, 2018, is summarized below:

TIMMINS WEST MINE MINERAL RESOURCES
Deposit	Classification	Tonnes (k)	Gold (g/t)	Gold (koz)
Timmins	Measured	0	0	0
	Indicated	1,256	4.46	180
	Measured & Indicated	1,256	4.46	180
	Inferred	357	4.32	50
Thunder Creek	Measured	0	0	0
	Indicated	1,107	3.39	121
	Measured & Indicated	1,107	3.39	121
	Inferred	39	2.61	3
144 Gap	Measured	247	4.86	39
	Indicated	4,751	3.82	584
	Measured & Indicated	4,998	3.88	623
	Inferred	695	3.60	81
Total Timmins West Mine	Measured	247	4.86	39
	Indicated	7,114	3.87	885
	Measured & Indicated	7,361	3.90	923
	Inferred	1,091	3.80	133

(1)	Totals may not sum due to rounding.

Mineral Resources for the Timmins West Mine as of January 1, 2018 were reported by subtracting mining depletion through the end of 2017 from an updated resource model completed on May 15, 2017. The Timmins West Mine Mineral Resources are reported as in situ resources using a gold cut-off grade of 1.5 g/t.

The Mineral Reserve estimate for the Timmins West Mine, as of January 1, 2018, is summarized below:

TIMMINS WEST MINE MINERAL RESERVES
Deposit	Classification	Tonnes (k)	Gold (g/t)	Gold (koz)
Timmins	Proven	0	0	0
	Probable	984	3.59	114
	Proven + Probable	984	3.59	114
Thunder Creek	Proven	0	0	0
	Probable	466	2.89	43
	Proven + Probable	466	2.89	43
144 Gap	Proven	407	3.61	47
	Probable	4,605	3.03	449
	Proven + Probable	5,012	3.08	496
Total Timmins West Mine	Proven	407	3.61	47
	Probable	6,055	3.11	606
	Proven + Probable	6,462	3.15	654

(1)	Totals may not sum due to rounding.

Mineral Reserves were calculated by applying the life-of-mine plan at January 1, 2018 to the Measured and Indicated Mineral Resources using a gold price of $1,275/oz and a gold cut-off grade of 2.0 g/t. Mineral Reserves are supported by a mine plan that features variable stope thicknesses designed on the updated Mineral Resource model using operating costs of $78.64/tonne ore with 95% mining recovery, external dilution of 15% and metallurgical recovery of 97%. Mineral Resources are inclusive of Mineral Reserves.

Bell Creek Mine

The Bell Creek Mine is an underground gold mine and processing facility located in Hoyle Township, Porcupine Mining Division, approximately 20 kilometres by road northeast of Timmins, Ontario. Narrow vein longitudinal longhole stoping with unconsolidated rock fill is the primary mining method used at the Bell Creek Mine. The processing plant consists of a one-stage crushing circuit, ore storage dome, one-stage grinding circuit with gravity recovery, followed by pre-oxidation and cyanidation of the slurry with carbon-in-leach (CIL) and carbon-in-pulp (CIP) recovery.

The Mineral Resource estimate for the Bell Creek deposit, as of January 1, 2018, is summarized below:

BELL CREEK MINERAL RESOURCES
Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Measured	1.2	4.43	167
Indicated	4.1	4.27	569
Measured & Indicated	5.3	4.31	736
Inferred	3.0	4.36	415

(1)	Totals may not sum due to rounding.

Mineral Resources for the Bell Creek deposit as of January 1, 2018 were reported by subtracting mining depletion through the end of 2017 from an updated resource model completed in May 2017. The Bell Creek Mineral Resources are reported as in situ resources using a gold cut-off grade of 2.2 g/t.

The Mineral Reserve estimate for the Bell Creek deposit, as of January 1, 2018, is summarized below:

BELL CREEK MINERAL RESERVES
Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Proven	0.5	3.90	68
Probable	1.9	4.12	246
Proven & Probable	2.4	4.07	315

(1)	Totals may not sum due to rounding.

Mineral Reserves were calculated by applying the life-of-mine plan as of January 1, 2018 to the Measured and Indicated Mineral Resources using a long-term gold price of $1,275/oz and reported at a gold cut-off grade of 2.3 g/t. Mineral Reserves are supported by a mine plan that features variable stope thicknesses designed on the Mineral Resource model using operating costs of $87.42/tonne ore with 95% mining recovery, external dilution of 16% and metallurgical recovery of 94.5% . Mineral Resources are inclusive of Mineral Reserves.

EXPLORATION AND DEVELOPMENT PROPERTIES

La Arena II

The La Arena II project is a porphyry-hosted copper and gold deposit located adjacent to, and east of, the La Arena oxide gold mine currently in production. The Mineral Resource estimate for the La Arena II project, effective January 1, 2018, is summarized below:

LA ARENA II MINERAL RESOURCES
Material Type	Classification	Tonnes (M)	Gold (g/t)	Copper (%)	Gold (koz)	Copper (Mlbs)
Oxide	Measured	5.9	0.27	0	51	0
	Indicated	43.2	0.28	0	388	0
	Meas + Ind	49.1	0.28	0	440	0
	Inferred	41.3	0.26	0	349	0
Sulfide	Measured	149.7	0.25	0.39	1,214	1,279
	Indicated	543.5	0.23	0.38	3,984	4,511
	Meas + Ind	693.2	0.23	0.38	5,197	5,790
	Inferred	50.4	0.21	0.31	344	349

(1)	Totals may not sum due to rounding.

The La Arena II Mineral Resources are reported within an optimized undiscounted cash flow pit shell using metal prices of $4.00/lb copper and $1,500/oz gold and operating cost parameters developed for the La Arena II PEA. Oxide Mineral Resources are reported using a 0.10 g/t gold cut-off grade; sulfide Mineral Resources are reported using a 0.18% copper-equivalent cut-off grade. There are no Mineral Reserves reported for La Arena II.

The 2018 La Arena II PEA supersedes the 2015 feasibility study completed by Rio Alto. The prior study included Probable Mineral Reserves of 63.1 million tonnes at average grades of 0.43% copper and 0.31 g/t gold containing 579 million pounds of copper and 633 thousand ounces of gold. There are no Mineral Reserves reported in the 2018 PEA as the scope of the project has changed significantly with a refined geologic model, an updated Mineral Resource estimate, increased mining and processing rates, modified processing scheme, and the use of alternative tailings disposal facilities. While a portion of the data generated for the 2015 feasibility study provides support for some of the assumptions incorporated into the 2018 PEA, much of the mining, processing, geotechnical, hydrological, social, and capital and operating cost parameters used in the 2015 study are no longer applicable to the project as envisioned in the 2018 PEA.

WHITNEY

The Whitney gold property is located in the township of Whitney, within the city limits of Timmins, Ontario. The property is held in joint venture by Tahoe (79%) and Goldcorp (21%), with Tahoe as operator. Gold mineralization at Whitney is broadly classified as mesothermal quartz-carbonate vein deposits within the Archean-age Abitibi Greenstone Belt.

The Mineral Resource estimate for Whitney, with an effective date of January 24, 2014, is summarized below:

WHITNEY MINERAL RESOURCES
Resource Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Measured	1.0	7.02	218
Indicated	2.3	6.77	491
Measured + Indicated	3.2	6.85	709
Inferred	1.0	5.34	171

(1)	Totals may not sum due to rounding.

The Whitney Mineral Resource estimate is reported using a gold cut-off grade of 3.0 g/t, which was derived using a gold price of $1,200/oz, operating costs of $96.75/tonne milled, mining dilution of 20% and process recovery of 95%. There are no Mineral Reserves reported for the Whitney property.

GOLD RIVER

The Gold River gold property is located approximately 20 kilometres southwest of the city of Timmins, Ontario. The Gold River deposit is situated in the western portion of the Archean-age Abitibi Greenstone Belt, hosted in metasedimentary rocks of the Porcupine assemblage. Mineralization generally occurs as steeply-dipping irregular lenses which vary from less than one metre to locally five metres in width.

The Mineral Resource estimate for the Gold River deposit, with an effective date of January 17, 2012, is summarized below:

GOLD RIVER MINERAL RESOURCES
Resource Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Indicated	0.7	5.29	117
Inferred	5.3	6.06	1,028

The Gold River Mineral Resource estimate is reported using a gold cut-off grade of 2.0 g/t, which was derived using a gold price of $1,200/oz, operating costs of $82.00/tonne milled and process recovery of 85%. A minimum thickness of two metres was used to constrain the reported Mineral Resources There are no Measured Mineral Resources or Mineral Reserves reported for the Gold River property.

JUBY

The Juby gold property is located approximately 15 kilometres southwest of the town of Gowganda, Ontario and about 100 kilometres southwest of the city of Timmins, Ontario in the Shining Tree area of northern Ontario. Gold mineralization is associated with discreet narrow quartz veins, quartz-carbonate-pyrite veins within broad zones of ankerite-albite-silica-sericite alteration, and feldspar (± quartz) porphyry dikes. Structural and stratigraphic contacts and rheological contrasts appear to be the primary controls of mineral emplacement.

The Mineral Resource estimate for the Juby deposit, with an effective date of February 24, 2014, is summarized below:

JUBY MINERAL RESOURCES
Resource Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Indicated	26.6	1.28	1,090
Inferred	96.2	0.94	2,909

Mineral Resources are reported as in situ resources using a gold cut-off grade of 0.40 g/t. There are no Measured Mineral Resources or Mineral Reserves reported for the Juby property.

FENN-GIB

The Fenn-Gib gold property is located approximately 80 kilometres east of the city of Timmins, Ontario and 21 kilometres east of Matheson, Ontario. The property is situated in the southern portion of the Abitibi Subprovince and is underlain by metavolcanics and metasediments of the Hoyle Sedimentary Assemblage and Kidd-Munro Volcanic Assemblage. Gold mineralization is primarily associated with disseminated pyrite in syenites and basalts in proximity to the fault contact between the two assemblages.

The Mineral Resource estimate for the Fenn-Gib deposit, with an effective date of November 17, 2011, is summarized below:

FENN-GIB MINERAL RESOURCES
Resource Classification		Tonnes (M)	Gold (g/t)	Gold (koz)
Inside Pit Shell	Indicated	40.8	0.99	1,300
	Inferred	23.3	0.90	670
Below Pit	Indicated	0.04	1.89	2
	Inferred	1.2	1.90	80
All Material	Indicated	40.8	0.99	1,300
	Inferred	24.5	0.95	750

(1)	Totals may not sum due to rounding.

Nearly all of the Indicated Mineral Resources and approximately 90% of Inferred Mineral Resources are reported within a $1,190/oz gold pit shell using a gold cut-off grade of 0.50 g/t, operating costs of $13.00/tonne ore and process recovery of 85%. The remaining Indicated and Inferred Mineral Resources which occur below the pit limits are reported using a gold cut-off grade of 1.5 g/t. There are no Measured Mineral Resources or Mineral Reserves reported for the Fenn-Gib property.

MARLHILL

The Marlhill gold deposit is located within the Company’s Bell Creek Mine property in Hoyle Township, approximately 20 kilometres northeast of the city of Timmins, Ontario. The deposit is situated in the western part of the Archean-age Southern Abitibi Greenstone Belt and is hosted in metavolcanic and clastic metasedimentary rocks. Gold is hosted in quartz veins generally within magnesium-rich tholeiitic mafic metavolcanics. The Mineral Resource estimate for the Marlhill deposit, with an effective date of March 1, 2011, is summarized below:

MARLHILL MINERAL RESOURCES (M1 VEIN)
Resource Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Indicated	0.4	4.52	57

Mineral Resources are reported as in situ resources using a gold cut-off grade of 0.2.9 g/t and a minimum width of two metres. The cut-off grade was determined using a gold price of $1,125/oz, operating costs of C$100/tonne and metallurgical recovery of 90%. There are no Measured or Inferred Mineral Resources or Mineral Reserves reported for the Marlhill property.

VOGEL/SCHUMACHER

The Vogel/Schumacher gold property is located Hoyle Township, approximately 20 kilometres east of the city of Timmins, Ontario. The deposit is situated within the Western Abitibi Subprovince, hosted in Archean-age carbonate-altered greenschist facies metavolcanic and metasedimentary rocks. Gold mineralization occurs within zones of quartz veining associated with pyrite and ankerite-albite-sericite alteration. Mineralized zones vary from less than one metre to in excess of 20 metres.

The Mineral Resource estimate for the Vogel/Schumacher deposit, with an effective date of May 2, 2011, is summarized below:

VOGEL/SCHUMACHER MINERAL RESOURCES
Resource Classification		Tonnes (M)	Gold (g/t)	Gold (koz)
Inside Pit Shell	Indicated	2.2	1.75	125
	Inferred	0.7	1.43	32
Below Pit	Inferred	0.8	5.56	137
All Material	Indicated	2.2	1.75	125
	Inferred	1.5	3.60	169

(1)	Totals may not sum due to rounding.

Mineral Resources labeled as ‘Inside Pit Shell’ are those resources which occur inside an optimized pit shell developed using a gold price of $1,150/oz, operating costs of $24.75/tonne and process recovery of 95%. ‘Inside Pit Shell’ Mineral Resources are reported at a gold cut-off grade of 0.63 g/t. Mineral Resources which occur below the pit shell are reported using a gold cut-off grade of 2.9 g/t. There are no Measured Mineral Resources or Mineral Reserves reported for the Vogel/Schumacher property.

Technical terms used in this press release but not otherwise defined herein are as described in the Company’s AIF available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

SELECT SEGMENTED OPERATIONAL RESULTS

Selected segmented operational information from continuing operations for 2017 and 2016 is as follows:

			2017/ 2016
				Timmins
	Escobal	La Arena	Shahuindo (4)	mines	Total
Revenues	$192,510	$233,782	$95,425	$211,840	$733,557
	$355,812	$244,397	$47,174	$137,120	$784,503
Silver produced (000’s ozs)	9,692	34	116	21	9,863
	21,189	24	54	—	21,267
Gold produced (000’s ozs)	4.3	195.6	79.0	167.0	445.9
	10.7	204.4	49	122	385.2
Silver sold (000’s ozs)	9,951	29	112	21	10,113
	18,996	22	47	—	19,065
Gold sold (000’s ozs)	3.3	187.8	74.6	169.5	435.2
	7.7	198.6	44	108	358.2
Average realized price(1) (per oz)
Silver	$17.71	$—	$—	$—	$17.71
	$17.57	$—	$—	$—	$17.57
Gold	$1,294	$1,233	$1,246	$1,243	$1,239
	$1,291	$1,227	$1,258	$1,272	$1,245
Costs per ounce produced(2)(3)
Total cash costs net of by-product credits silver	$6.15	$—	$—	$—	6.15
	$5.84	$—	$—	$—	$5.84
Total cash costs net of by-product credits gold	$—	$599	$668	$678	$641
	$—	$596	$775	$615	$620
All-in sustaining costs net of by- product credits silver	$8.91	$—	$—	$—	$8.91
	$8.06	$—	$—	$—	$8.06
All-in sustaining costs net of by- product credits gold	$—	$837	$1,124	$1,062	$973
	$—	$837	$1,162	$1,057	$943
Capital Expenditures
Sustaining Capital	$22.9	$32.0	$22.2	$46.8	$124.0
	$27.0	$35.3	$11.0	$45.1	$118.4
Non-Sustaining Capital	$—	$—	$47.1	$51.9	$99.1
	$3.0	$0.4	$52.9	$36.6	$93.0

(2)	The realized price is for silver sold in concentrate and the realized price is for gold sold in doré.
(3)	Non-GAAP financial measures are described in the “Cautionary Note on Non-GAAP Financial Measures” section of this press release.
(4)

Total cash cost per silver ounce produced at the Escobal mine and total cash cost per gold ounce produced at the La Arena, Shahuindo and Timmins mines, are net of by- product credits. For a reconciliation to cash costs before by-product credits, refer to the “Cautionary Note on Non-GAAP Financial Measures” section of this press release.

(5)

Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre- commercial production revenues at Shahuindo were considered pre- operating revenues and 44.3 thousand gold ounces sold at Shahuindo for 2016 as presented include four months of pre-commercial production ounces produced and sold (13.4 thousand gold ounces in doré produced and 7.6 thousand ounces of gold in doré sold for the period of January through April 2016).

(6)	Numbers may not calculate due to rounding.

Selected quarterly segmented operational information from continuing operations for Q4 2017 and Q4 2016 is as follows:

			Q4 2017 / Q4 2016
				Timmins
	Escobal	La Arena	Shahuindo	mines	Total
Revenues	(844)	49,873	24,415	44,290	117,734
	70,527	62,555	16,084	40,232	189,398
Silver produced (000’s ozs)	—	9.1	24.1	5.0	38.2
	4,802	5.0	20.0	4.8	4,831.8
Gold produced (000’s ozs)	—	47.2	18.6	40.0	105.8
	2.4	58.4	13.8	45.3	119.9
Silver sold (000’s ozs)	—	7.1	34.1	5.0	46.2
	4,468	7	21	4.8	4,500.8
Gold sold (000’s ozs)	—	39.5	18.7	34.7	92.9
	1.8	53	12.9	33	100.7
Average realized price(1) (per oz)
Silver	$—	$—	$—	$—	$—
	$14.45	$—	$—	$—	$14.45
Gold	$—	$1,257	$1,271	$1,275	$1,266
	$—	$1,180	$1,224	$1,216	$1,197
Costs per ounce produced(2)(3)
Total cash costs net of by-product credits silver	$—	$—	$—	$—	$—
	$6.48	$—	$—	$—	$6.48
Total cash costs net of by-product credits gold	$—	$520	$737	$756	$648
	$—	$516	$989	$575	$594
All-in sustaining costs net of by-product credits silver	$—	$—	$—	$—	$—
	$9.76	$—	$—	$—	$9.76
All-in sustaining costs net of by-product credits gold	$—	$855	$1,313	$1,112	$1,033
	$—	$787	$1,508	$976	$945
Capital Expenditures
Sustaining Capital	$2.2	$12.0	$7.4	$10.6	$32.1
	$10.3	$13.6	$2.3	$15.7	$41.9
Non-Sustaining Capital	$—	$—	$17.6	$12.2	$29.9
	$0.6	$0.1	$9.2	$9.3	$19.2

(2)	The realized price is for silver sold in concentrate and the realized price is for gold sold in doré.
(3)	Non-GAAP financial measures are described in the “Cautionary Note on Non-GAAP Financial Measures” section of this press release.
(4)

Total cash cost per silver ounce produced at the Escobal mine and total cash cost per gold ounce produced at the La Arena, Shahuindo and Timmins mines, are net of by- product credits. For a reconciliation to cash costs before by-product credits, refer to the “Cautionary Note on Non-GAAP Financial Measures” section of this press release.

(5)	Numbers may not calculate due to rounding.

CAUTIONARY NOTE ON NON-GAAP FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”), adjusted earnings, adjusted earnings per share, and cash provided by operating activities before changes in working capital. These measures are not defined under IFRS and should not be considered in isolation. The Company’s Escobal mine primarily produces silver in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue from Escobal and is therefore considered “byproduct”. The Company’s La Arena, Shahuindo and Timmins mines primarily produce gold with other metals (primarily silver), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue from these mines and is therefore considered “by-product”. The Company believes these measures may provide investors and analysts with useful information about the Company’s underlying earnings, cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures. These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.

The Company also reports total operating costs (cost of sales) per ounce. The Company believes that this metric is important in assessing the performance of each of the Company’s sold metals and as a meaningful GAAP-based comparison to other mining companies. Total operating costs (cost of sales) per ounce sold is calculated by dividing total the operating costs by gold ounces sold. Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties. The reconciliation of total operating costs (cost of sales) to total cash costs is included in the total cash cost and total production cost tables below. Comparative periods have been updated to reflect current period presentation. There is no impact to current or prior period disclosed numbers due to the inclusion of this metric.

Consolidated adjusted earnings and consolidated adjusted earnings per share

The Company has adopted the reporting of consolidated adjusted earnings (“adjusted earnings)” and consolidated adjusted earnings per share (“adjusted earnings per share”) as a non-GAAP measure of a precious metals mining company’s operating performance. This measure has no standardized meaning and the Company’s presentation of adjusted measures are not meant to be substituted for GAAP measures of consolidated earnings or consolidated earnings per share and should be read in conjunction with such GAAP measures. Adjusted earnings and adjusted earnings per share are calculated as earnings excluding i) non-cash impairment losses and reversals on mineral interests and other assets, ii) unrealized foreign exchange gains or losses related to the revaluation of deferred income tax assets and liabilities on non-monetary items, iii) unrealized foreign exchange gains or losses related to other items, iv) unrealized gains or losses on derivatives other than provisionally priced trade receivables, v) loss on extinguishment of the Lake Shore Debentures, vi) gains or losses on sale of assets and vii) costs related to the acquisition of Lake Shore Gold and the related tax impact of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed periodically based on materiality and the nature of the event or circumstance.

The Company calculates adjusted earnings and adjusted earnings per share on a consolidated basis.

	Q4 2017	Q4 2016	2017	2016
Earnings (loss)	$(18,010)	$315	$81,793	$117,876
Unrealized foreign exchange loss	$332	$(1,284)	$2,218	$539
Acquisition costs(2)	—	$49	—	$11,134
Deferred tax(3)	—	$19,335	—	$19,335
Loss on conversion of debentures	—	—	—	$32,304
Loss (gain) on derivative instruments (currency swap)	—	—	—	$(803)
Adjusted earnings (loss)	$(17,678)	$18,415	$84,011	$180,385
Weighted average common shares outstanding
Basic (000’s)	313,193	311,653	312,804	289,727
Diluted (000’s)	313,200	311,786	312,834	289,988
Adjusted earnings (loss) per share
Basic	$(0.06)	$0.06	$0.27	$0.62
Diluted	$(0.06)	$0.06	$0.27	$0.62

(1)	Results of the Timmins mines prior to the date of acquisition of Lake Shore Gold on April 1, 2016 were excluded.
(2)	Costs related to the acquisition of Lake Shore Gold on April 1, 2016.
(3)	Adjustment to reflect the impact of a non-cash deferred tax charge resulting from a change in enacted rates in Peru.

Total cash costs before and net of by-product credits

The Company reports total cash costs on a silver ounce and a gold ounce produced basis for the Escobal mine and the La Arena, Shahuindo and Timmins mines, respectively. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute ("The Institute”) for the reporting of total cash costs (silver) and the generally accepted standard of reporting total cash costs (gold) by precious metal mining companies. The Institute is a nonprofit international association with membership from across the silver industry and serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of silver production by silver mining companies. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in performing year over year comparisons. However, these non-GAAP measures should be considered together with other data prepared in accordance with IFRS, and these measures, taken alone, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. Total cash costs are divided by the number of silver ounces contained in concentrate or gold ounces recovered from the leach pads to calculate per ounce figures. When deriving the total cash costs associated with an ounce of silver or gold, the Company deducts by-product credits from sales which are incidental to producing silver and gold.

Total cash costs per ounce of produced silver net of by-product credits incorporate all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation which are non-cash in nature, and include by-product gold, lead and zinc credits, and treatment and refining charges included within revenue.

In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of silver production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs per ounce of produced silver net of by-product credits to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits as the Company considers that the cost to produce the silver is reduced as a result of the by-product sales incidental to the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.

Total cash costs (silver)

Total cash costs per ounce of produced silver, net of by-product credits

	Q4 2017	Q4 2016	2017	2016
Total operating costs (cost of sales)(1)	$—	$52,524	$95,854	$200,497
Depreciation and depletion	—	$(12,903)	$(29,052)	$(53,204)
Change in product inventory	—	$(2,558)	$6,329	$(1,139)
Treatment and refining charges	—	$8,173	$16,205	$32,600
Total cash costs before by-product credits	$—	$45,236	$89,336	$178,754
By-product credits(2)	—	$(14,121)	$(29,740)	$(54,925)
Total cash costs net of by-product credits	$—	$31,115	$59,596	$123,829
Silver ounces sold in concentrate (000’s)	—	4,470	9,773	18,996
Silver ounces produced in concentrate (000’s)	—	4,801	9,692	21,189
Total operating costs (cost of sales) per ounce sold	$—	$11.75	$9.81	$10.55

Total cash costs per ounce produced before by-product credits	$—	$9.42	$9.22	$8.44

Total cash costs per ounce produced net of by-product credits	$—	$6.48	$6.15	$5.84

(1)

Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties. All 2017 YTD costs for silver were through Q2 2017 as no silver was produced in Q3 or Q4 2017.

(2)	Gold, lead and zinc by-product credits were calculated as follows:

	Q4 2017				Q4 2016
		Unit	Total	Credit per			Total	Credit per
	Quantity	Price	Credit	ounce	Quantity	Unit Price	Credit	ounce
Gold Ounces	—	—	—	—	1,820	$1,050	$1,910	$0.40
Lead Tonnes	—	—	—	—	2,288	$3,303	$7,554	$1.57
Zinc Tonnes	—	—	—	—	2,840	$1,640	$4,657	$0.97

	2017				2016
		Unit	Total	Credit per			Total	Credit per
	Quantity	Price	Credit	ounce	Quantity	Unit Price	Credit	ounce
Gold Ounces	3,554	$1,281	$4,555	$0.47	7,676	$1,330	$10,213	$0.48
Lead Tonnes	4,085	$2,369	$9,679	$1.00	8,993	$2,448	$22,019	$1.04
Zinc Tonnes	5,568	$2,785	$15,508	$1.60	12,345	$1,838	$22,693	$1.07

(3)	Table has been updated to reflect current period presentation with no impact to the cash costs previously presented.
(4)	Numbers in tables may not calculate due to rounding.

Total cash costs (gold)

Total cash costs per ounce of produced gold, net of by-product credits

		Q4 2017
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(1)	$58,070	$10,660	$41,924	$110,654
Depreciation and depletion	$(28,499)	$3,374	$(15,522)	$(40,647)
Change in product inventory	$(5,141)	$196	$3,888	$(1,057)
Smelting and refining charges	$221	$75	$36	$332
Total cash costs before by-product credits	$24,651	$14,305	$30,326	$69,282
Silver credit(2)	$(118)	$(571)	$(83)	$(772)
Total cash costs net of by-product credits	$24,533	$13,734	$30,243	$68,510
Gold ounces sold (000’s)	39.5	18.7	34.7	92.9
Gold ounces produced (000’s)	47.2	18.6	40.0	105.8
Total operating costs (cost of sales) per ounce sold	$1,471	$570	$1,208	$1,191

Total cash costs per ounce produced before by-product credits	$523	$768	$759	$655

Total cash costs per ounce produced net of by-product credits(2)	$520	$737	$756	$648

	2017
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(1)	$174,468	$65,313	$171,638	$411,419
Depreciation and depletion	$(48,092)	$(11,452)	$(60,614)	$(120,158)
Change in product inventory	$(9,739)	$483	$2,323	$(6,933)
Smelting and refining charges	$1,031	$384	$175	$1,590
Total cash costs before by-product credits	$117,668	$54,728	$113,522	$285,918
Silver credit(2)	$(487)	$(1,917)	$(358)	$(2,762)
Total cash costs net of by-product credits	$117,181	$52,811	$113,164	$283,156
Gold ounces sold (000’s)	187.8	74.6	169.5	431.9
Gold ounces produced (000’s)	195.6	79.0	167.0	441.6
Total operating costs (cost of sales) per ounce sold	$929	$876	$1,013	$953

Total cash costs per ounce produced before by-product credits	$602	$692	$680	$647

Total cash costs per ounce produced net of by-product credits(2)	$599	$668	$678	$641

(1)	Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties.
(2)	Consolidated silver by-product credits were calculated as follows:

	Q4 2017				2017
			Total	Credit per			Total	Credit per
	Quantity	Unit Price	Credit	ounce	Quantity	Unit Price	Credit	ounce
Silver Ounces (000's)	46,452	$16.61	$772	$7.29	162,415	$17.01	$2,762	$6.25

(3)	Numbers in table may not calculate due to rounding.

		Q4 2016(3)
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(4)	$36,083	$18,929	$34,016	$89,028
Depreciation and depletion	$(9,732)	$(5,548)	$(14,320)	$(29,600)
Change in product inventory	$2,951	$469	$6,389	$9,809
Smelting and refining charges	$810	$92	$49	$951
Total cash costs before by-product credits	$30,112	$13,942	$26,134	$70,188
Silver credit(6)	$(100)	$(348)	$(83)	$(531)
Total cash costs net of by-product credits	$30,012	$13,594	$26,051	$69,657
Gold ounces sold (000’s)	53.0	12.9	33.0	98.9
Gold ounces produced(5) (000’s)	58.1	13.8	45.3	117.2
Total operating costs (cost of sales) per ounce sold	$680	$1,473	$1,030	$900

Total cash costs per ounce produced before by-product credits	$518	$1,014	$576	$599

Total cash costs per ounce produced net of by-product credits	$516	$989	$575	$594

		2016(1)(2)(3)
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(4)	$143,008	$35,134	$101,739	$279,881
Depreciation and depletion	$(27,779)	$(10,016)	$(33,745)	$(71,540)
Change in product inventory	$4,994	$2,471	$6,843	$14,308
Smelting and refining charges	$1,814	$262	$133	$2,209
Total cash costs before by-product credits	$122,037	$27,851	$74,970	$224,858
Silver credit(6)	$(385)	$(721)	$(261)	$(1,367)
Total cash costs net of by-product credits	$121,652	$27,130	$74,709	$223,491
Gold ounces sold (000’s)	198.6	36.7	107.6	343.0
Gold ounces produced(5) (000’s)	204.1	35.0	121.6	360.7
Total operating costs (cost of sales) per ounce sold	$720	$956	$946	$816

Total cash costs per ounce produced before by-product credits	$598	$796	$617	$623

Total cash costs per ounce produced net of by-product credits	$596	$775	$615	$620

(1)	2016 figures include data from the Timmins mines beginning April 1, 2016, the date of acquisition of Lake Shore Gold.
(2)	2016 figures include data from Shahuindo beginning May 1, 2016, the commencement date of commercial production.
(3)

Change in product inventory at Shahuindo for Q4 2016 and 2016 includes costs related to gold produced in doré, but not sold as at December 31, 2016. Costs associated with the build-up of stockpile during the commissioning phase which remained work in process inventory at December 31, 2016 have been excluded from the inventory movements in the period.

(4)	Total operating costs (cost of sales) includes production costs, depreciation and depletion, royalties and smelting and refining charges.
(5)	Gold ounces produced at La Arena are gold ounces produced in doré.
(6)	Silver by-product credits were calculated as follows:

		Q4 2016				2016
			Total	Credit per			Total	Credit per
	Quantity	Unit Price	Credit	ounce	Quantity	Unit Price	Credit	ounce
Silver Ounces	26,310	$20.18	$531	$4.53	68,830	$19.86	$1,367	$3.79

(7)	Table has been updated to reflect current period presentation with no impact to the cash costs previously presented.
(8)	Numbers in table may not calculate due to rounding.

All-in sustaining costs

The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council (“WGC”), the market development organization for the gold industry. The WGC is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

All-in sustaining costs include total cash costs incurred at the Company’s mining operations, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this measure represents the total costs of producing silver and gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

All-in sustaining costs (silver)

Total all-in sustaining costs per ounce of produced silver, net of by-product credits

The following tables reconciling total all-in sustaining costs per ounce of produced silver, net of by-product credits to the consolidated financial statements should be read in conjunction with the prior tables which reconcile total cash costs net of by-product credits to total operating costs.

	Q4 2017	Q4 2016	2017	2016
Total cash costs net of by-product credits	$—	$31,115	$59,596	$123,829
Sustaining capital(1)	—	$10,295	$19,062	$27,030
Exploration	—	$281	$498	$1,002
Reclamation cost accretion	—	$57	$123	$198
General and administrative expenses	—	$5,129	$7,032	$18,655
All-in sustaining costs	$—	$46,877	$86,311	$170,714
Silver ounces produced in concentrate (000’s)	—	4,801	9,692	21,189
All-in sustaining costs per ounce produced net of by-product credits	$—	$9.76	$8.91	$8.06

(1)	Sustaining capital includes underground development and surface sustaining capital expenditures.
(2)	Q4 YTD 2017 silver numbers reflect actual through Q2 2017 as no silver was produced in Q3 or Q4 2017.
(3)	Numbers in table may not calculate due to rounding.

All-in sustaining costs (gold)

Total all-in sustaining costs per ounce of produced gold, net of by-product credits

		Q4 2017
			Timmins
	La Arena	Shahuindo	mines	Total
Total cash costs net of by-product credits	$24,533	$13,734	$30,243	$68,510
Sustaining capital	$12,013	$7,388	$10,565	$29,966
Exploration	$126	$979	$1,458	$2,563
Reclamation cost accretion	$336	$219	$43	$598
General and administrative expenses	$3,301	$2,142	$2,160	$7,603
All-in sustaining costs	$40,309	$24,462	$44,469	$109,240
Gold ounces produced (000’s)	47.2	18.6	40.0	105.8
All-in sustaining costs per ounce produced net of by-product credits	$855	$1,313	$1,112	$1,033

		2017
			Timmins
	La Arena	Shahuindo	mines	Total
Total cash costs net of by-product credits	$117,181	$52,811	$113,164	$283,156
Sustaining capital	$32,019	$22,222	$46,825	$101,066
Exploration	$975	$4,701	$7,809	$13,485
Reclamation cost accretion	$1,358	$868	$138	$2,364
General and administrative expenses	$12,079	$8,248	$9,328	$29,655
All-in sustaining costs	$163,612	$88,850	$177,264	$429,726
Gold ounces produced (000’s)	195.6	79.0	167.0	441.6
All-in sustaining costs per ounce produced net of by-product credits	$837	$1,124	$1,062	$973

(1)	Numbers in table may not calculate due to rounding.

		Q4 2016
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$30,012	$13,594	$26,051	$69,657
Sustaining capital	$13,560	$2,307	$14,686	$30,553
Exploration	$568	$1,594	$2,518	$4,680
Reclamation cost accretion	$308	$177	$41	$526
General and administrative expenses(3)	$1,268	$3,132	$938	$5,338
All-in sustaining costs	$45,716	$20,804	$44,234	$110,754
Gold ounces produced in doré (000’s)	58.1	13.8	45.3	117.2

All-in sustaining costs per ounce produced net of by-product credits	$787	$1,508	$976	$945

		2016(1)(2)
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$121,652	$27,130	$74,709	$223,491
Sustaining capital	$35,272	$5,833	$45,123	$86,228
Exploration	$1,664	$3,751	$5,062	$10,477
Reclamation cost accretion	$1,266	$816	$90	$2,172
General and administrative expenses(3)	$11,024	$3,135	$3,559	$17,718
All-in sustaining costs	$170,878	$40,665	$128,543	$340,086
Gold ounces produced in doré (000’s)	204.1	35.0	121.6	360.7

All-in sustaining costs per ounce produced net of by-product credits	$837	$1,162	$1,057	$943

(1)	2016 figures include data from the Timmins mines beginning April 1, 2016, the date of acquisition of Lake Shore Gold.
(2)	2016 figures include data from Shahuindo beginning May 1, 2016, the commencement date of commercial production.
(3)	General and administrative expenses at Shahuindo included a year-to-date adjustment to assign certain costs to production and other expense.
(4)	Numbers in table may not calculate due to rounding.

The reconciliation which formed the basis for the ranges in the 2018 total cash cost and all-in sustaining cost guidance is as follows ($ in thousands):

Total cash costs	La Arena	Shahuindo	Timmins mines	Gold
Production costs	$115,000	$70,000	$140,000	$325,000
Treatment and refining charges	—	—	—	—
Total cash costs before by-product credits	$115,000	$70,000	$140,000	$325,000
By-product credits	—	—	—	—
Total cash costs net of by-product credits	$115,000	$70,000	$140,000	$325,000

Gold ounces produced in doré (000’s)	170	90	175	435
Total cash costs per ounce before by-product credits	$676	$778	$800	$747
Total cash costs per ounce net of by-product credits	$676	$778	$800	$747

All-in sustaining costs	La Arena	Shahuindo	Timmins mines	Gold
Total cash costs net of by-product credits	$115,000	$70,000	$140,000	$325,000
Sustaining capital	35,000	15,000	45,000	95,000
Exploration	—	—	4,500	4,500
Reclamation cost accretion	1,000	1,000	1,000	3,000
General and administrative expenses	12,000	9,000	9,000	30,000
All-in sustaining costs	$163,000	$95,000	$199,500	$457,500

Gold ounces produced in doré (000’s)	170	90	175	435
All-in sustaining costs per ounce produced net of by-product credits	$959	$1,056	$1,140	$1,052

The reconciliation which formed the basis for the ranges in the multi-year total cash cost and all-in sustaining cost guidance for gold is as follows:

Total cash costs (gold)	2018	2019	2020
Production costs	$325,000	$354,500	$354,500
Treatment and refining charges	—	—	—
Total cash costs before by-product credits	$325,000	$354,500	$354,500
By-product credits	—	—	—
Total cash costs net of by-product credits	$325,000	$354,500	$354,500

Gold ounces produced in doré (000’s)	435	525	525
Total cash costs per ounce before by-product credits	$747	$675	$675
Total cash costs per ounce net of by-product credits	$747	$675	$675

All-in sustaining costs (gold)	2018	2019	2020
Total cash costs net of by-product credits	$325,000	$354,500	$354,500
Sustaining capital	$95,000	$125,000	$107,000
Exploration	$4,500	$10,000	$6,000
Reclamation cost accretion	$3,000	$3,000	$3,000
Corporate G&A(1)	$30,000	$32,500	$28,500
All-in sustaining costs	$457,500	$525,000	$499,000

Gold ounces produced in doré (000’s)	435	525	525
All-in sustaining costs per ounce produced net of by-product credits	$1,052	$1,000	$950

(1)	Numbers may not calculate due to rounding
(2)	General and administrative expenses have been allocated to gold at 60% of total corporate G&A consistent with 2018.

Cash provided by operating activities before changes in working capital

Cash provided by operating activities before changes in working capital represents the cash flows generated by operating activities after adjusting for interest expense, income tax expense and financing fees as well as items not involving cash but before changes in working capital. Net cash provided by operating activities represents the cash flows generating by operating activities after changes in working capital and income taxes paid. Management believes that these measures provide useful information to investors to evaluate the Company’s ability to generate cash flows from its mining operations.

The non-GAAP measures described above do not have standardized meanings prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other reporting issuers.

	Q4 2017	Q4 2016	2017	2016
Cash provided by operating activities before changes in working capital(1)	$23,988	$74,669	$287,014	$385,926
Net cash provided by operating activities(1)	$18,081	$107,804	$234,264	$249,454
Basic weighted average common shares outstanding	313,193	311,653	312,804	289,727

(1)

Refer to the condensed interim consolidated statements of cash flows in the Company’s interim financial statements for a detailed reconciliation from earnings and total comprehensive income to cash provided by operating activities before changes in working capital and net cash provided by operating activities.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This press release contains “forward-looking information” “forward-looking information” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the US Exchange Act, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements, other than statements of historical fact, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements include, but are not limited to, statements related to the following: in regards to the appeals to the Guatemalan Constitutional Court of the decision by the Supreme Court of Guatemala ordering the Guatemalan Ministry of Energy and Mining (“MEM”) to conduct consultation with indigenous populations in certain designated locations in and around the Escobal Mine, reinstating the Company’s mining license in respect of the Escobal mine, the timeline for such appeals to be heard and decided and the likelihood of an adverse decision by the Constitutional Court; the timing and results of other court proceedings; the timing and likelihood of peacefully resolving the road blockage affecting the Escobal mine; timing and possible outcome of pending litigation; the continuation of the expansion plans at Shahuindo and Bell Creek; the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve estimates; production and cost targets for the Company’s gold operations in 2018 of 400,000 to 475,000 ounces of gold, total cash costs of $725 to $775 per ounce and all-in sustaining costs of $1,000 to $1,100 per ounce, as well as estimated 2018 production, cash costs, all-in sustaining costs, project capital, sustaining capital and exploration expenditures on a per gold mine basis; project capital expenditures in 2018 of $125 to $150 million; sustaining capital expenditures in 2018 of $90 to $115 million; exploration expenditures in 2018 of $15 to $25 million; corporate G&A expenses in 2018 of $45 to $55 million; gold production by mine in 2018; multi-year gold guidance (2018 to 2020) relating to gold ounces produced, total cash costs per ounce gold produced net of by-product credits, all-in sustaining costs per ounce gold produced net of by-product credits, sustaining and project capital expenditures, corporate general and administration expenses, and exploration expenses; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; the expectation of meeting production targets; growing gold production to over a half million ounces in 2019 and the costs of production and capital and other expenditures associated with such growth; the Company’s goal to reach and sustain 18-21 million ounces of silver production and 500-550 thousand ounces of gold production annually; the continued evaluation of the La Arena II project and the economic analysis provided in the PEA, including the timeline and estimated capital required; the timing and cost of the design, procurement, construction and commissioning of the 24,000 tpd crushing and agglomeration circuit at Shahuindo, as well as the expansion of the Shahuindo mine to a production capacity of 36,000 tpd with commissioning by mid-year 2018 and achieving the full 36,000 tpd production rate by the end of 2018; the timing of the receipt of permits at Shahuindo; the steps being taken to optimize leaching permeability at Shahuindo; the timing for construction of Pad 2B at Shahuindo and the commencement of production at Pad 2B in the second half of 2018; the expectation of the capacity of the south waste rock dump at Shahuindo; the timing of completion of the Bell Creek shaft project; the completion of construction of the Phase 5 tailings facility expansion at the Bell Creek Mill ready for operation in accordance with the life of mine plan; care and maintenance plans at Escobal; production, costs, cash flows returns on investment and net present values presented in the La Arena II preliminary economic assessment; providing further updates to guidance when additional information regarding the Escobal license is available; the expected working capital requirements; the sufficiency of capital resources and the consideration of alternative financing arrangements to meet strategic needs; the expected depreciation and depletion rates; exploration and review of prospective mineral acquisitions; the anticipated timing of updated Mineral Resource and Mineral Reserve estimates; the timing for completion of the underground dewatering project at Escobal; the cost and timing of sustaining capital projects; and the timing, costs, results and impacts of purported class action lawsuits filed against the Company and certain of its officers and directors.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to implement operational improvements at the Escobal, La Arena, Shahuindo and Timmins mines; the Company’s ability to carry on exploration and development activities, including land acquisition and construction; the availability and sufficiency of power and water for operations; the timely receipt of permits and other approvals; the successful outcomes of consultations with indigenous populations; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the USD remaining consistent with current levels; the Company’s ability to peacefully resolve the protests and road blockages of the Escobal Mine; the timing and ability of the Company to resume operations once the suspension of the mining license to Minera San Rafael for the Escobal Mine is lifted and all licenses, permits and credentials affecting the operation of the Company’s mines, including the Escobal Mine, are renewed or re-issued and all roadblocks are cleared, and relationships with our partners, including employees, vendors and community populations are maintained or effectively managed; the Company’s ability to obtain financing as and when required and on reasonable terms; and the Company’s ability to continue to comply with the terms of the credit agreements with its lenders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include summarized above and discussed in more detail in our public filings available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable securities laws.

CAUTIONARY NOTE TO INVESTORS IN THE UNITED STATES REGARDING RESERVES AND RESOURCES

The Mineral Resource and Mineral Reserve estimates contained in this press release have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and use terms that are not recognized by the United States Securities and Exchange Commission (“SEC”). Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”). U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody difference approaches and definitions. For example, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under Industry Guide 7, mineralization may not be classified as "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States readers are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this press release containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL RESULTS

Selected quarterly and YTD consolidated financial information from continuing operations is as follows:

	Q4 2017	Q4 2016	2017	2016
Metal Sold
Silver (000’s ozs)	46.2	4,496	10,113	19,065
Gold (000’s ozs)(2)	92.9	100.7	435.2	358.2
Lead (000’s t)	—	2.3	4.0	9.0
Zinc (000’s t)	—	2.8	5.6	12.3
Realized Price
Silver in concentrate (per oz)	$—	$14.45	$17.71	$17.57
Gold in doré (per oz)	$1,272	$1,197	$1,246	$1,245
Lead (per t)	$—	$2,036	$2,379	$1,886
Zinc (per t)	$—	$2,872	$2,864	$2,268
LBMA/LME Price(3)
Silver (per oz)	$16.84	$17.19	$17.16	$17.14
Gold (per oz)	$1,278	$1,220	$1,251	$1,250
Lead (per t)	$2,334	$2,149	$2,259	$1,872
Zinc (per t)	$2,963	$2,517	$2,783	$2,095
Revenues	$117,734	$189,398	$733,557	$784,503
Total operating costs	$122,997	$141,552	$541,587	$480,378
Earnings from operations	$(20,219)	$31,466	$191,970	$242,268
Earnings (loss)(6)(7)	$(18,010)	$315	$81,793	$117,876
Earnings (loss) per common share
Basic	$(0.06)	$—	$0.26	$0.41
Diluted	$(0.06)	$—	$0.26	$0.41
Adjusted earnings (loss)(4)	$(17,678)	$18,415	$84,011	$180,385
Adjusted earnings (loss) per common share(4)
Basic(4)	$(0.06)	$0.06	$0.27	$0.62
Diluted(4)	$(0.06)	$0.06	$0.27	$0.62
Weighted average shares outstanding - Basic	313,193	311,653	312,804	289,726
Weighted average shares outstanding - Diluted	313,200	311,786	312,834	289,988
Dividends paid	$—	$18,672	$43,686	$69,402
Cash flow provided by operating activities	$18,081	$107,021	$234,264	$249,454
Cash flow provided by operating activities before changes in working capital(4)	$23,988	$74,669	$287,014	$385,926
Cash and cash equivalents	$125,665	$163,368	$125,665	$163,368
Total assets	$3,080,638	$3,071,253	$3,080,638	$3,071,253
Total long-term liabilities	$299,920	$348,663	$299,920	$348,663
Costs per silver ounce produced
Total cash costs net of by-product credits(4)	$—	$6.48	$6.15	$5.84
All-in sustaining costs per silver ounce net of by-product credits(4)	$—	$9.76	$8.91	$8.06
Costs per gold ounce produced
Total cash costs net of by-product credits(4)	$648	$594	$641	$620
All-in sustaining costs per gold ounce net of by-product credits(4)(5)	$1,033	$945	$973	$943

(1)

2016 numbers include operational and financial information from the Timmins mines beginning April 1, 2016, the date of acquisition of Lake Shore Gold and operational and financial information from Shahuindo beginning May 1, 2016, the commencement of commercial production.

(2)

Included in the 358.2 thousand gold ounces sold for 2016 are 44.3 thousand gold ounces sold at Shahuindo which include four months of pre-commercial production ounces sold (7.6 thousand ounces of gold in doré sold in the period January through April 2016).

(3)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each period presented.
(4)	Refer to the “Cautionary Note on Non-GAAP Financial Measures” section of this press release.
(5)	All-in sustaining costs net of by-product credits per gold ounce produced for 2016 exclude the impact of $11.1 million in non-recurring transaction costs related to the acquisition of Lake Shore Gold.
(6)

Earnings of $0.3 million for Q4 2016 were negatively impacted by the change in enacted tax rates in Peru, resulting in a charge of approximately $19.3 million to deferred income tax expense. Refer to the Company’s adjusted earnings described and calculated in the “Cautionary Note on Non-GAAP Financial Measures” section of this press release.

(7)

Earnings of $117.9 million for 2016 were impacted by the result of a change in enacted tax rates in Peru for $19.3 million, a non-cash loss on the redemption of the Lake Shore Gold debentures of $32.3 million and non-recurring transaction costs of $11.1 million related to the acquisition of Lake Shore Gold. Refer to the Company’s adjusted earnings described and calculated in the “Cautionary Note on Non-GAAP Financial Measures” section of this press release.

(8)	Numbers may not calculate due to rounding.